UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PACHOLDER HIGH YIELD FUND, INC.

(Name of Subject Company (Issuer))

Auction Rate Cumulative Preferred Stock, Series W, Par Value $0.01

(Title of Class of Securities)

CUSIP No. 693742207

(CUSIP Number of Class of Securities)

Frank J. Nasta

270 Park Avenue

New York, NY 10017

877-217-9502

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Richard Goldberg

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

(212) 698-8740

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
41,065,000(a)	4,135.25(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 1,720 shares in the offer, based upon a price of 95.5% of the liquidation preference of $25,000 per share (or $23,875 per share)
(b)	Calculated as $100.70 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 4,135.25	Filing Party: Pacholder High Yield Fund, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 11, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by Pacholder High Yield Fund, Inc., a Maryland corporation (the “Fund”), on March 11, 2016 (the “Original Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Original Schedule TO was filed in connection with the Fund’s offer to purchase (the “Offer”) for cash of up to 100% of its outstanding shares of preferred stock, $0.01 par value and a liquidation preference of $25,000 per share, designated Auction Rate Cumulative Preferred Stock, Series W (the “Preferred Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase, dated March 11, 2016 (as the same may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as the same may be amended or supplemented, the “Letter of Transmittal”), copies of which were attached to the Original Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The price to be paid for the Preferred Shares is an amount per share equal to 95.5% of the liquidation preference of $25,000 per share (or $23,875 per share) in cash, plus any unpaid dividends accrued through April 13, 2016, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer). Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Original Schedule TO, as applicable.

Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the terms of the Offer remain the same as set forth in the Offer to Purchase and the Letter of Transmittal. You should read this Amendment No. 1 together with the Original Schedule TO, as amended hereby, the Offer to Purchase, as amended hereby, and the Letter of Transmittal.

Items 1 through 11

The information set forth in the Offer to Purchase is hereby amended and supplemented as follows:

(1) The paragraph in response to the question “Does the Fund Have the Financial Resources to Make Payment?” in the “Summary Term Sheet” section is hereby amended and restated as follows:

“Assuming the Fund purchases 100% of its outstanding Preferred Shares at 95.5% of the liquidation preference of $25,000 per share (or $23,875 per share), the total cost, not including fees and expenses incurred in connection with the Offer, will be approximately $41,065,000, plus any unpaid dividends accrued through the Expiration Date (as defined below). On April 5, 2016, the Fund entered into a $50 million credit facility with Pershing LLC as lender (the “Credit Facility”). The Credit Facility provides for borrowings in an aggregate principal amount of up to $50,000,000 and allows the Fund to borrow, repay and reborrow amounts thereunder from time to time. The Offer is subject to the Fund’s entry into the Credit Facility and the availability of funds thereunder that are sufficient to fund the purchase of Preferred Shares in the Offer (the “Financing Condition”, which condition has been satisfied as of April 5, 2016, as further described in Section 8).

(2) The second bullet point in response to the question “Are There any Conditions to the Offer” in the “Summary Term Sheet” section is hereby amended and restated as follows:

“The satisfaction or waiver of the Financing Condition (which condition has been satisfied as of April 5, 2016, as further described in Section 8)”

(3) The fifth paragraph of the section entitled “The Offer—1. Terms of the Offer; Expiration Date” is hereby amended and restated as follows:

“The Offer is being made to all of the Fund’s Preferred Shareholders. The Offer is subject to a minimum of 80% of the outstanding number of Preferred Shares being validly tendered and not withdrawn, the Fund’s entry into the Credit Facility and the availability of funds thereunder that are sufficient to fund the purchase of

Preferred Shares in the tender offer (the “Financing Condition”, which condition has been satisfied as of April 5, 2016, as further described in Section 8), as well as certain other conditions as described in Section 14 of this Offer to Purchase.

(4) The fourth sentence in the subsection entitled “Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligations to Give Notice of Defects” under the section entitled “The Offer—3. Procedures for Tendering the Preferred Shares” shall be amended and restated as follows:

“The Fund also reserves the absolute right to waive any of the conditions of the Offer (including the Financing Condition”, which condition has been satisfied as of April 5, 2016, as further described in Section 8) and any defect or irregularity in the tender of any Preferred Shares or any particular Preferred Shareholder.”

(5) The subsection entitled “Source of Funds” under the section entitled “The Offer—8. Source and Amount of Funds; Effect of the Offer” is hereby amended and restated as follows:

“If 100% of the outstanding Preferred Shares are purchased pursuant to the Offer, the estimated cost to the Fund, not including fees and expenses incurred in connection with the Offer, will be approximately $41,065,000, plus any unpaid dividends accrued through the Expiration Date. We intend to use funds borrowed under the Credit Facility (as defined below) to purchase Preferred Shares in the Offer and to pay all related fees and expenses. Borrowings under the Credit Facility may also be used to buy, carry or trade in securities or an investment contract security.

As described in the Current Report on Form 8-K filed with the SEC (defined below) on April 5, 2016 (which is incorporated herein by reference), the Fund entered into a $50 million credit facility with Pershing LLC as lender on April 5, 2016 (the “Credit Facility”). The following summary of the material terms of the Credit Facility is qualified in its entirety by the terms of the actual credit agreement implementing the Credit Facility, which is attached to the Schedule TO filed with the SEC on April 5, 2016 as Exhibit (b)(1) (through incorporation by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed with the SEC on April 5, 2016).

The Credit Facility provides for borrowings in an aggregate principal amount of up to $50,000,000 and allows the Fund to borrow, repay and reborrow amounts thereunder from time to time, with each borrowing terminable upon 180 days’ notice by the Fund or Pershing LLC. In order to secure the loans available under the Credit Facility, the Fund will pledge a portfolio of U.S. corporate investment grade and high-yield bonds as collateral. Loans made under the Credit Facility will accrue interest at a rate equal to the one month LIBOR offered rate plus 75 basis points. In addition, the Fund will be subject to a minimum balance fee equal to the one-month LIBOR offered rate plus 60 basis points if the amount outstanding under the Credit Facility is less than 80% of the maximum amount permitted to be borrowed under the Credit Facility. The minimum balance fee will be applied to the difference between 80% of the maximum amount permitted to be borrowed under the Credit Facility and the amount outstanding.

The Credit Facility contains certain customary representations and warranties, and notice requirements for the occurrence of specific events such as the occurrence of any event of default, or pending or threatened litigation. The Credit Facility requires compliance with certain covenants, including certain minimum margin requirements, retention of the Fund’s net asset value above specified threshold levels, limitations on the incurrence of additional liens and limitations on the ability of the Fund to sell, lease or otherwise transfer all or any substantial part of its assets to any other entity, with certain exceptions.

The Fund expects to use borrowings under the Credit Facility to fund the Offer. Borrowings under the Credit Facility may also be used to buy, carry or trade in securities or an investment contract security.

The Fund may in the future seek to refinance or repay such borrowings through the issuance of term debt instruments or the incurrence of term loans depending upon future market conditions and prevailing interest rates. The Fund has no current arrangements to refinance or repay the borrowings under the Credit Facility.

As a result of entering into the Credit Facility, the Fund has deemed the Financing Condition to be satisfied as of April 5, 2016.”

(6) The second sentence in the second paragraph of the subsection entitled “Effect on Net Asset Value of Common Stock.” under the section entitled “The Offer—8. Source and Amount of Funds; Effect of the Offer” is hereby deleted and replaced by the following sentence:

“With the entry by the Fund into the Credit Facility on April 5, 2016 and the satisfaction of the Financing Condition on such date, the Fund expects to have sufficient funds available under the Credit Facility on or prior to the Expiration Date to pay for all Preferred Shares tendered in the Offer.”

(7) The subsection entitled “Risk of Termination of the Credit Facility” under the section entitled “The Offer—8. Source and Amount of Funds; Effect of the Offer” is hereby deleted and replaced by the following sentence:

“The leverage represented by the Preferred Shares is perpetual in that the Preferred Shares have no fixed repayment date and may remain outstanding indefinitely. In contrast to the Preferred Shares, loans incurred under the Credit Facility will be terminable upon 180 days’ notice by Pershing LLC (or immediately upon the occurrence of certain events, such as a default by the Fund). If the Credit Facility is terminated by the lender and the Fund is unable to find replacement financing, the Fund will be forced to decrease the amount of its leverage. Such an event could have negative consequences for the Fund, including requiring the Fund to sell investments at a loss, tax consequences to the Fund or its shareholders and reducing the return to its holders of Common Stock.”

(8) Clause (2) in the first paragraph of the section entitled “The Offer—14. Conditions to the Offer” shall be amended and restated as follows:

“the Financing Condition has not been waived or satisfied (which condition has been satisfied as of April 5, 2016, as further described in Section 8”);”.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended to add exhibits (a)(5)(iii) and (b)(1) and is restated as follows:

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated March 11, 2016

(a)(1)(ii)*	Form of Letter of Transmittal

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders

(a)(1)(vi)*	Form of Notice of Withdrawal

(a)(5)(i)*	Press release announcing the intention to conduct the Tender Offer, issued on February 12, 2016 (filed as Exhibit 99.1 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein)

(a)(5)(ii)*	Press release announcing the commencement of the Tender Offer, issued on March 11, 2016

(a)(5)(iii)	Press releasing announcing the Fund’s entry into the Credit Facility, issued on April 5, 2016 (filed as Exhibit 99.1 to the Fund’s Current Report on Form 8-K filed on April 5, 2016, and incorporated by reference herein)

(b)(1)	Credit Agreement, dated April 5, 2016, by and between Pacholder High Yield Fund, Inc. and Pershing LLC (filed as Exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on April 5, 2016, and incorporated by reference herein)

(d)(1)*	Tender Offer Support Agreement, dated February 12, 2016, by and between Pacholder High Yield Fund, Inc., J.P. Morgan Investment Management Inc., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P. and RiverNorth Institutional Partners, L.P. (filed as exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).

(d)(2)*	Tender Offer Support Agreement, dated February 12, 2016, by and between Pacholder High Yield Fund, Inc., J.P. Morgan Investment Management Inc. and Morgan Stanley & Co. LLC (filed as exhibit 10.2 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).

*	Previously filed with Schedule TO filed on March 11, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PACHOLDER HIGH YIELD FUND, INC.

Date: April 5, 2016	By:	/s/ Laura Del Prato
	Name:	Laura Del Prato
	Title:	Treasurer and Principal Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated March 11, 2016

(a)(1)(ii)*	Form of Letter of Transmittal

(a)(1)(iii)*	Form of Notice of Guaranteed Delivery

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders

(a)(1)(vi)*	Form of Notice of Withdrawal

(a)(5)(i)*	Press release announcing the intention to conduct the Tender Offer, issued on February 12, 2016 (filed as Exhibit 99.1 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein)

(a)(5)(ii)*	Press release announcing the commencement of the Tender Offer, issued on March 11, 2016

(a)(5)(iii)	Press releasing announcing the Fund’s entry into the Credit Facility, issued on April 5, 2016 (filed as Exhibit 99.1 to the Fund’s Current Report on Form 8-K filed on April 5, 2016, and incorporated by reference herein)

(b)(1)	Credit Agreement, dated April 5, 2016, by and between Pacholder High Yield Fund, Inc. and Pershing LLC (filed as Exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on April 5, 2016, and incorporated by reference herein)

(d)(1)*	Tender Offer Support Agreement, dated February 12, 2016, by and between Pacholder High Yield Fund, Inc., J.P. Morgan Investment Management Inc., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P. and RiverNorth Institutional Partners, L.P. (filed as exhibit 10.1 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).

(d)(2)*	Tender Offer Support Agreement, dated February 12, 2016, by and between Pacholder High Yield Fund, Inc., J.P. Morgan Investment Management Inc. and Morgan Stanley & Co. LLC (filed as exhibit 10.2 to the Fund’s Current Report on Form 8-K filed on February 12, 2016, and incorporated by reference herein).

*	Previously filed with Schedule TO filed on March 11, 2016.